Mail Stop 3010

December 11, 2009

Via U.S. Mail and Fax (717) 443-8479
Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
PO Box 707
Blakeslee, PA 18610

      RE: **Blue Ridge Real Estate Company**
                Form 10-K for the period ended October 31, 2008
                Filed January 29, 2009
                File No. 0-02844

Dear Mr. Dietterick:

We have reviewed your response letter dated November 13, 2009 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Summary of Significant Accounting Policies

1. Your response to prior comment 3 indicates that you will account for substantially completed, unsold units as long-lived assets held for sale, meaning that the long-lived assets will be measured at the lower of carrying amount or fair value less costs to sell, in future filings. Your response also provides a brief assessment of the materiality of such units as of July 31, 2009 based on the carrying amount. Please additionally tell us the fair value less costs to sell of the substantially completed, unsold units as of July 31, 2009, the carrying value of the substantially completed, unsold units as of October 31, 2008, and the fair value less costs to

sell of those units as of October 31, 2008.. Please address the following in your response:

    a. Breakout your response into three sections to address the Laurelwoods II single units, Laurelwoods II duplex units, and Pod J-1 of Building J in Boulder Lake Village separately.

    b. You state that the carrying value of the unsold units in Laurelwoods II and Pod J-1 was $4,844,000 at July 31, 2009. Break this amount out between the single units, the duplex units, and the units in Pod J-1.

    c. Discuss the discount rate used to determine the fair value of the unsold units. Please tell us how the discount rate was adjusted over time based on changes in the expected timing of the sales of these units. Based on your response to prior comment 5, it appears that sales in 2008 and 2009 have been behind your projected schedules.

2. We note your response to prior comment 4; however, we are re-issuing the comment since you only addressed projects that are/were substantially completed and that are to be sold which are measured at the lower of carrying value or fair value less costs to sell, rather than subject to impairment testing. ASC 970-360-35-3 states that the provisions of ASC 360-10-35-21 for long-lived assets to be held and used (including assessment for impairment) shall apply to real estate held for development, including property to be developed in the future as well as that currently under development. Please tell us how you determined that none of the circumstances in ASC 360-10-35-21 had occurred as of October 31, 2008 or through the third quarter of 2009 for each of your real estate projects under development. It appears that Pods J-2 and J-3 in Building J in Boulder Lake Village were under development; please specifically address these. In your response to prior comment 6 you stated that during your 2009 fiscal year, you began to experience meaningful cost overruns in connection with Boulder Lake Village; please specify in which quarter of 2009 you began to experience these cost overruns. Also, we note that you have only sold one unit in Building J; as noted in ASC 970-360-35-4 insufficient demand for a project under construction is an additional example that recoverability of the real estate project should be assessed. Please specifically address why you did not assess impairment of the units under development in Building J as of October 31, 2008 or through the third quarter of 2009 based on actual sales compared to expected sales. Please also advise us if there were any other projects under development and address them in your response as well.

3. Notwithstanding comment 2 above, please advise us of the results of your impairment test on your projects under development as of October 31, 2009, when available, as well as the significant assumptions used in your test.

4. We note your response to prior comment 8. You state that you expected that substantial additional revenues would be derived from increased utilization of the golf course as visitors to the Pocono area became aware of the golf course, and as units in the planned community were sold. Tell us when you expected to start selling units in the community. Also, please advise us of the results of your impairment test as of October 31, 2009, when available, as well as the significant assumptions used in your test.

Please respond to the comments included in this letter within ten business days. You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant